Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of L.B. Foster Company for the registration of common stock, preferred stock, debt securities, warrants, subscription rights and units and to the incorporation by reference therein of our reports dated March 5, 2026, with respect to the consolidated financial statements and schedule of L.B. Foster Company and subsidiaries, and the effectiveness of internal control over financial reporting of L.B. Foster Company and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
November 4, 2026